Mycocycle, Inc.



ANNUAL REPORT

785 Hartford Lane

Bolingbrook, IL 60440

0

www.mycocycle.com

This Annual Report is dated April 27, 2022.

BUSINESS

Mycocycle is a B2B waste-to-resource process that removes harmful toxins from trash using mycoremediation (fungi) and resulting in end-use market opportunities.

We help the waste management industry mitigate risk and create new economic opportunities; and unlike our competitors, we've innovated the industry by training mushrooms to eat asphalt and other petrochemical containing materials via mycoremediation at the same cost but with less harm to human and environmental health.

Our customers include waste management, recycling, materials processors, municipalities, counties, manufacturers, and environmental remediation firms. We sell via license and royalty agreements, setup and per ton process fees.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $180,000.00
Number of Securities Sold: 4,000,000

Use of proceeds: Seed funds for research and development
Date: October 12, 2018
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

Since its inception, the Company has primarily relied on securing funding from its founder, grants and crowdfunding investments to fund its operations. Mycocycle intends to fund its operations with funding from its SEED round and the receipt of funds from revenue-producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. Mycocycle has been operating with nominal revenue generation and may be able to continue doing so without any significant changes in operations or influx of capital for another nine-twelve months.

Foreseeable major expenses based on projections:

Major expenses include but are not limited to the following:

-IP strategy

-Partnerships

-Scaling betas

-Lab setup

-Lab facility

Future operational challenges:

Hiring and training new personnel to facilitate inbound orders present the largest challenge organizationally.

Future challenges related to capital resources:

The speed of scaling and testing is directly correlated to access to capital resources. The company is moving into pilot scale and will be required to establish expanded operations to proceed at scale. In doing so the company is seeking funding to hire, iterate R&D, and develop model pilot facilities to meet their customer needs.

Future milestones and events:

Solidifying our pipeline of partnerships and developing testing hubs. Getting outstanding partnerships under contract will positively impact our future financial status by locking in minimum treatment rates, therefore casting a definitive forecast for revenue. Defining a minimum revenue from a client aids in the development of forecasts related to that same/similar type of client set. For instance, if we are developing treatment around a waste stream (like gypsum screenings) that one client handles in CDW at a rate of 1000-1500 tons/day we know we can set a more compete revenue forecast upon this specific treatment protocol alone. (This is a real forecast number that we have used as a base line to set projections.) Establishing treatment hubs helps to regionalize testing and alleviate the burden on one mycologists capacity to grow out and set up testing for new developments. Setting the contracts we hope will place us into a revenue positive position for 2023. Our forecasted growth starting in year 2022, based upon projections and insights provided by customers and industry, are approximately 10X YOY with the intent to treat a minimum tonnage of waste equivalent to 1.5 million tons in 5 years.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $140,885.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Marco A Rodriguez
Amount Owed: $48,000
Interest Rate: 8.0%
Maturity Date: January 01, 2026

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Joanne Rodriguez

Joanne Rodriguez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President
Dates of Service: October 12, 2018 - Present
Responsibilities: Primary responsibilities are growing the company to plan. There is no executive salary paid out at this time.

Position: Secretary and Treasurer
Dates of Service: October 12, 2018 - Present

Responsibilities: Record and direct correspondences for Mycocycle, Inc.

Other business experience in the past three years:

Employer: Greenstructure, Ltd.
Title: Owner
Dates of Service: December 01, 2017 - October 01, 2018
Responsibilities: Leader of business operations.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Joanne Rodriguez
Amount and nature of Beneficial ownership: 4,000,000
Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Marco A Rodriguez
Relationship to Company: Family member
Nature / amount of interest in the transaction: Promissory note
Material Terms: Owed to: Marco A Rodriguez Amount owed: $60,000.00 Interest rate: 8%
Maturity date: January 1, 2026 Material terms: There are no other material terms to this debt

OUR SECURITIES

The company has authorized Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 540,260 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 4,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

Non-Voting Common Stock

The amount of security authorized is 594,286 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

Simple Agreement for Future Equity issued in consideration for $100,000. There are no voting rights associated with this security. Material Rights include the conversion of the security into capital stock upon the closing a qualified equity financing or sale of the Company.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2022.

Mycocycle, Inc.

By   /s/ *Joanne Rodriguez*

     Name: <u>Mycocycle, Inc.</u>

     Title: President

Exhibit A

FINANCIAL STATEMENTS

MYCOCYCLE

I, Joanne Rodriguez, the President/CEO of Mycocycle, Inc., hereby certify that the financial statements of Mycocycle, Inc. and notes thereto for the periods ending 12/31/2020 and 12/31/2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022, Mycocycle has not yet filed its federal tax return for 2021.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 21, 2022.

_____ (Signature)

President/CEO_____ (Title)

_April 21, 2022 _____ (Date)

MYCOCYCLE, INC.
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	
Remediation Focused Services	28,694.70
Total Income	28,694.70
Cost of Goods Sold	
Cost of Goods Sold	4,755.64
Total COGS	4,755.64
Gross Profit	23,939.06
Expense	
Selling, Gen. and Admin.	
Staffing & Salaries	
Marketing & PR	10,314.77
Mycologist	2,000.00
Employer Taxes	3,016.23
Contracted Labor	95,323.74
Founder & CEO	33,500.00
Total Staffing & Salaries	144,154.74
Accounting	13,497.50
Attorney	44,497.44
Bank Fees	763.34
Dues and Subscriptions	1,938.23
Fundraising Fees and Costs	53,180.88
Equipment	15,141.58
Insurance	4,653.27
Interest Expense	2,544.41
Office Expense	14,102.33
Office Space & Rent	21,865.00
Postage and Delivery	195.35
Supplies	2,947.28
Telephone Expense	3,082.81
Utilities	3,192.27
Total Selling, Gen. and Admin.	325,756.43
Research & Development	
Testing	1,880.00
Total Research & Development	1,880.00
Marketing & Sales Expenses	
Advertising & Promotion	28,177.60
Events, Conf. and Trade Shows	3,575.90
Meals and Entertainment	5,864.13
Travel Expense	2,807.01
Website	1,095.29
Total Marketing & Sales Expenses	41,519.93
Depreciation Expense	1,881.00
Total Expense	371,037.36
Net Ordinary Income	-347,098.30
Other Income/Expense	
Other Income	
Interest Earned	5.35
Total Other Income	5.35
Net Other Income	5.35
Net Income	**-347,092.95**

MYCOCYCLE, LLC (MYCOCYCLE, INC.)
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	
Consulting	2,000.00
Grants & Prizes	25,000.00
Total Income	27,000.00
Cost of Goods Sold	
Materials	169.99
Merchant Account Fees	12,479.39
Total COGS	12,649.38
Gross Profit	14,350.62
Expense	
Marketing & Sales Expenses	
Telephone Expense	4,106.76
Advertising & Promotion	2,774.21
Conferences & Trade Shows	40.00
Events	210.00
Meals & Entertainment	361.66
Travel Expense	
Airfare	210.46
Hotels	1,256.71
Parking	150.00
Tolls	200.00
Travel Expense - Other	156.22
Total Travel Expense	1,973.39
Website	332.09
Marketing & Sales Expenses - Other	443.76
Total Marketing & Sales Expenses	10,241.87
Operational Expenses	
Fuel	42.89
Insurance	241.58
Office Supplies	227.80
Postage & Delivery	130.79
Operational Expenses - Other	2,599.90
Total Operational Expenses	3,242.96
Organizational Expenses	
Membership & Dues	1,817.00
State Filings	78.00
Total Organizational Expenses	1,895.00
Professional Fees	
Accounting	8,082.00
Attorney	19,047.00
Banking	81.86
Marketing & PR	3,725.89
Professional Fees - Other	5,180.00
Total Professional Fees	36,116.75
Staffing & Salaries	12,140.00

MYCOCYCLE, LLC (MYCOCYCLE, INC.)
Profit & Loss
January through December 2020

	Jan - Dec 20
Technology	
Computer & Equipment	761.50
Computer and Internet Expenses	100.53
Software Licenses	521.58
Total Technology	1,383.61
Total Expense	65,020.19
Net Ordinary Income	-50,669.57
Net Income	**-50,669.57**

CERTIFICATION

I, Joanne Rodriguez, Principal Executive Officer of Mycocycle, Inc., hereby certify that the financial statements of Mycocycle, Inc. included in this Report are true and complete in all material respects.

Joanne Rodriguez

President